January 9, 2014

Wilson K. Lee, Staff Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	KBS Real Estate Investment Trust, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 13, 2013
File No. 000-52606

Dear Mr. Lee:

We are writing in response to your comment letter dated December 24, 2013, regarding the Company’s Form 10-K for the year ended December 31, 2012.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to those comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011, page 64

1.	In future Exchange Act periodic reports, please update in this section or in your tabular disclosures on page 43 to address any material trends related to the spread between average realized rents on terminated leases and average realized rents on new and renewed leases in the reporting period.

Response: The average annualized base rent paid to the Company from leases that expired or were terminated during the year ended December 31, 2012, related to properties held for investment, while generally lower, was not materially different from the average annualized base rent paid to the Company from new leases the Company entered into or leases the Company renewed during the year ended December 31, 2012, related to properties held for investment.

The Company undertakes to provide, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section (“MD&A”) of its future Exchange Act periodic reports, disclosure relating to (i) any material trends in rental rates in markets where the Company owns significant properties or (ii) any material trends in rental rates at the national level, in each case for the types of properties the Company owns and that the Company believes could have a material effect on the Company’s rental revenue.

Financial Statements

Note 3 – Real Estate Held For Investment Impairment of Real Estate, page F-25

2.	We note that due to changes in cash flow estimates and hold periods, you have recognized a $32 million impairment charge on real estate held for investment. Please tell us and revise future periodic filings to include a description of the impaired real estate and the facts and circumstances leading to the impairment (i.e. factors impacting a change in cash flow estimate and hold period). To the extent these facts and circumstances are different for each real estate holding, please discuss separately. Reference is made to paragraph 360-10-50-2 of the Financial Accounting Standards Codification. In addition, your MD&A disclosure should also be expanded to discuss these changes, potential variability from period to period, and to the extent any of these changes are attributable to an area of concentration risk.

Response: On page 66 of its Form 10-K, the Company discloses that

During the year ended December 31, 2012, [the Company] recognized an impairment charge on real estate properties held for investment to reduce the book values of the real estate to their estimated fair values of $31.9 million, which consists of an impairment charge of $19.6 million with respect to eight properties (including one GKK Property). [The Company] also recognized an impairment charge of $12.3 million related to six GKK Properties that were held for non-sale disposition, which properties include those securing the BOA Windsor Mortgage Portfolio and 801 Market Street Mortgage Loan.

Below is a description of the real estate properties held for investment on which the Company recognized the above-referenced impairment charge during the year ended December 31, 2012. Pursuant to the Company’s disclosed objective to begin making certain strategic asset sales in 2012, the Company evaluated its entire real estate portfolio and refined its business plans for its properties, which included shortening the expected hold periods for certain of its properties as a result of accelerating the projected sale dates of these properties. The Company did not reclassify these properties as held for sale, however, as the assets did not meet all of the held-for-sale criteria in ASC 360-10-45-9, including that the Company did not expect to sell them within the next 12 months. As a result of the shorter hold periods, as well as updated leasing projections and other cash flow assumptions, the projected future undiscounted cash flows the Company expected to receive from certain of these properties decreased to an amount less than the net book value of the properties, which caused the Company to estimate the fair values of the properties and in some instances to record an impairment charge if necessary. The amount of the impairment the Company recognized on each of these properties and the facts and circumstances leading to such impairment are as follows:

•	801 Market Street: The Company recognized a $10.7 million impairment on this property because of a change in leasing projections, which resulted from a significant tenant deciding not to pursue a long-term lease renewal at the property. The change in leasing projections caused a reduction in the projected cash flows the property would generate and a corresponding reduction in fair value. As of December 31, 2012, the Company held 801 Market Street for non-sale disposition. The Company also shortened its projected hold period for 801 Market Street, as the 801 Market Street Mortgage Loan, which the property secures, matured on February 1, 2013. The 801 Market Street Mortgage Loan had an outstanding principal balance of $37.6 million as of December 31, 2012. As a result of the maturity, the lender may choose to attempt to exercise certain of its rights under the loan and security documents, including without limitation, requiring the repayment of principal outstanding or foreclosing on the property securing the loan. The carrying value of 801 Market Street was $22.6 million as of December 31, 2012.

•	Bridgeway Technology Center: The Company recognized an $8.4 million impairment on this property primarily due to a change in the projected hold period, as referenced above. As the Company began to assess strategic asset sales and as the property is located in a difficult leasing market, on the east side of San Francisco Bay, the Company determined to shorten the projected hold period until the middle of 2015. As a result, the projected future undiscounted cash flows decreased to an amount less than the net book value of the property and the Company was required to measure the value of the property based on its estimated fair value and record the resulting impairment.

•	North Creek Parkway: The Company recognized a $4.3 million impairment on this property primarily due to a change in the projected hold period, as referenced above. The Company determined to shorten the projected hold period until July 2015, which approximated the expected maturity date of the mortgage loan secured by the property. As a result, the projected future undiscounted cash flows decreased to an amount less than the net book value of the property and the Company was required to measure the value of the property based on its estimated fair value and recorded the resulting impairment.

•	Other properties: The Company recognized $8.5 million in impairment charges on 11 other properties held for investment. No impairment charge related to any individual property was greater than $2.0 million. These impairments generally resulted from, as referenced above, changes in the: (i) estimated hold periods of the properties, and/or (ii) projected cash flows the properties would generate.

The Company undertakes to provide, in the notes to its consolidated financial statements and the MD&A of its future Exchange Act periodic reports, expanded disclosure containing information, if applicable, relating to any future material impairments recognized on its real estate properties held for investment. In addition, the Company will expand its MD&A to include, as applicable, information relating to the potential variability of such material impairments from reporting period to reporting period. The Company notes that the amount of any impairments it recognizes on its real estate properties held for investment will vary to the extent the Company revises its cash flow projections, hold periods or other factors. While the impairments the Company recognized on its real estate properties held for investment during the year ended December 31, 2012 were not attributable to any concentration risk, the Company undertakes to provide such disclosure, in the MD&A of its future Exchange Act periodic reports, related to any future material impairment it recognizes on its real estate properties held for investment, if applicable.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 417-6563. My direct fax is (949) 417-6518.

Sincerely,

/s/ David E. Snyder

David E. Snyder

Chief Financial Officer

cc:	Carrie Hartley, Esq.
DLA Piper LLP (US)